Contact

www.linkedin.com/in/kay-
saptarueta-a2b1bb306 (LinkedIn)

Top Skills

Corporate Strategy

Strategy Creation

Kay Saptarueta

Innovative Founder of White Elephants Technology Inc. | Driving AI and Web3 Solutions for a Smarter Future

Orlando, Florida, United States

Experience

White Elephants Tech Inc.

18 years

Chief Executive Officer

September 2006 - Present (18 years)

Orlando, Florida, United States

Chief Strategy Officer (CSO)

October 2021 - Present (2 years 11 months)

Orlando, Florida, United States

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